Exhibit A

AMENDMENT TO

CERTIFICATE OF THE DESIGNATIONS, POWERS,

PREFERENCES AND RIGHTS OF THE

SERIES D CONVERTIBLE PREFERRED STOCK

($0.0001 PAR VALUE PER SHARE)

OF

ECOSCIENCES, INC.

A NEVADA CORPORATION

Ecosciences, Inc. (the “Corporation”), a corporation organized and existing under Chapter 78 of the Nevada Revised Statutes, hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Designation filed with the Secretary of State on June 4, 2015 (the “Series D Certificate of Designation”) in connection with the establishment by the Board of Directors of the Corporation of a class of preferred stock designated as the Series D Convertible Preferred Stock par value $0.0001 per share (the “Series D Preferred Stock”) of the Corporation.

2. Section 1 (DESIGNATIONS AND AMOUNT) of the Series D Certificate of Designation is hereby amended and restated in its entirety as follows:

Twenty Million (20,000,000) shares of the Preferred Stock of the Corporation, $0.0001 par value per share, shall constitute a new class of Preferred Stock designated as “Series D Convertible Preferred Stock” (the “Series D Preferred Stock”) with a stated value of $0.001 per share (the “Stated Value”).

3. Section 2(a) (CONVERSION) of the Series D Certificate of Designation is hereby amended and restated in its entirety as follows:

Conversion at the Option of the Holder. Each holder of Series D Preferred Stock (“Holder”) shall have the right, at such Holder’s option, at any time or from time to time from and after the day immediately following the date the Series D Preferred Stock is first issued, to convert each share (“Share”) of Series D Preferred Stock into Ten (10) fully-paid and non-assessable shares of common stock, par value $0.0001 per share, of the Corporation (the “Common Stock”); provided, however, in connection with any conversion hereunder, each Holder of Series D Preferred Stock may not convert any part of the Series D Preferred Stock if such conversion would cause such Holder or any of its assignees to beneficially own more than 4.99% of the Common Stock of the Corporation.

4. Section 2(e) (CONVERSION) of the Series D Certificate of Designation is hereby amended and restated in its entirety as follows:

Reissuance of Series D Preferred Stock. Shares of Series D Preferred Stock that have been redeemed or repurchased by the Corporation or converted or exchanged in accordance with the terms hereof shall be retired and have the status of authorized and unissued shares of Series D Preferred Stock or may, upon the filing of an appropriate certificate with the Secretary of State of the State of Nevada be reissued as part of a new series of shares of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of shares of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any series of shares of Preferred Stock.

5. This amendment was duly adopted in accordance with the provisions of Chapter 78.1995 of the Nevada Revised States.

6. All other provisions of the Series D Certificate of Designation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Joel Falitz, its Chief Executive Officer, President, Secretary and Treasurer, this 12th day of December 2017.

By:	/s/ Joel Falitz
Name:	Joel Falitz
Title:	Chief Executive Officer, President, Secretary and Treasurer

Ecosciences, Inc. – Amendment to the Series D Convertible Preferred Stock	Page 2